November 9, 2008

Jill Davis
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	GoldSpring, Inc Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 11, 2008 Form 10-Q for Fiscal Quarter Ended June 20, 2008 Filed August 8, 2008 File No. 000-32429

Dear Ms. Davis:
Pursuant to a conversation between GoldSpring’s outside counsel and yourself last week, GoldSpring intends to submit its response to the SEC Comment letter dated September 30, 2008 on Friday, November 21, 2008. Thank you for granting us the further extension, and I assure you we are working diligently to complete our response.
If you have any questions, please contact me at 480-603-5151 or 775-847-5272.

Sincerely,
GOLDSPRING, INC.

/s/ Robert T. Faber
By: Robert T. Faber
President

Cc:	Jolie Kahn Jill Davis George Schular